As filed with the Securities and Exchange Commission on November 7, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Rockford Corporation
 (Exact name of registrant as specified in its charter)

Arizona	86-0394353

(State or other jurisdiction of	(I.R.S. Employer

incorporation or organization)	Identification No.)

600 South Rockford Drive
Tempe, Arizona 85281
(480) 967-3565
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

W. Gary Suttle
President and Chief Executive Officer
600 South Rockford Drive
Tempe, Arizona 85281
(480) 967-3565
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kevin L. Olson
Kevin G. Hunter
Steptoe & Johnson LLP
201 East Washington Street, Suite 1600
Phoenix, Arizona 85004
(602) 257-5275

SUMMARY INFORMATION
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
DOCUMENTS INCORPORATED IN THIS PROSPECTUS
HOW TO OBTAIN ADDITIONAL INFORMATION
EX-5
EX-23.1

         Approximate date of commencement of proposed sale to the public: From time to time after the Effective Date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of each		Proposed	Proposed
class of		maximum	maximum
securities	Amount	offering	aggregate	Amount of
to be	to be	price	offering	registration
registered	registered (1)	per unit (2)	price	fee

Common Stock, par value $0.01 per share	525,000	$6.56	$3,444,000.00	$861.00

(1)	Pursuant to Rule 416(a) of the Securities Act, this Registration Statement also covers such indeterminable additional shares as may become issuable as a result of any future stock splits, stock dividends or similar transaction.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee, pursuant to Rule 457(c) of the Securities Act, on the basis of the average of the high and low prices for shares of Common Stock on November 6, 2001.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

Rockford Corporation

525,000 Shares Of Common Stock

         The selling shareholders identified in this prospectus may sell up to 525,000 shares of our common stock. They may sell through public or private transactions, at prevailing market prices, or at privately negotiated prices. We will not receive any proceeds from the selling shareholders’ sale of the shares.

         Our common stock is traded on the Nasdaq stock exchange under the symbol “ROFO”. On  November 6, 2001, the last reported sale price for our common stock was $6.56 per share.

         Investing in our common stock involves risks. See “Risk Factors” beginning on page 1. Before investing in our common stock, we recommend that you carefully read

•	this entire prospectus, including the “Risk Factors” section, and

•	our annual report on Form 10-K for the year ended December 31, 2000, our quarterly reports, and the other documents we file with the Securities and Exchange Commission from time to time.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 7, 2001.

         You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus may only be accurate as of the date of this prospectus.

SUMMARY INFORMATION

         Our Business. We design, manufacture and distribute high-performance audio systems for the car, professional, home, and home theater audio markets. Our car audio products are sold primarily to consumers who want to improve their existing car audio systems. We market our car audio products under our Rockford Fosgate, Lightning Audio, MB Quart, and Q-Logic brand names, selling products that include digital and analog amplifiers, speakers and speaker enclosures, source units, CD and MP3 changers and accessories. Based on Year 2000 dollar sales, we rank first in U.S. market share for car audio amplifiers and fourth for car speakers.

         Under our Hafler brand, we market amplifiers and speakers in the professional audio market. We also sell home audio and home theater products under our Fosgate Audionics and MB Quart brands.

         Our principal executive offices are located at 600 South Rockford Drive, Tempe, Arizona 85281, and our telephone number is (480) 967-3565. Our corporate Website can be found at www.rockfordcorp.com. Information contained on our website does not constitute a part of this prospectus.

         This Offering. This is a secondary offering by the selling shareholders of up to 525,000 shares of our common stock. They may sell through public or private transactions, at prevailing market prices, or at privately negotiated prices. We will not receive any proceeds from the selling shareholders’ sale of the shares.

RISK FACTORS

         Before you buy or sell our stock, you should consider the risks, including those described below and others we have not anticipated or discussed. You should also consider other information included in our filings with the SEC, and our periodic press releases, before you decide to buy or sell shares of our common stock.

The car audio industry changes often and our products may not satisfy shifting consumer demand or compete successfully with competitors’ products.

         Our business is based on the demand for car audio products and our ability to introduce distinctive new products that anticipate changing consumer demands and capitalize upon emerging technologies. If we fail to introduce new products, misinterpret consumer preferences or fail to respond to changes in the marketplace, consumer demand for our products could decrease and our brand image could suffer. In addition, our competitors may introduce superior designs or business strategies, undermining our distinctive image and our products’ desirability. If they occur, these events could cause our sales to decline.

We may lose market share and erode our brand image as we change distribution channels for our car audio products.

         We must successfully capitalize on new distribution strategies. We have historically distributed our products primarily through specialty dealers who sold only car audio products. We believe other product distribution channels, including audio/video retailers and large consumer electronics retailers, have captured significant market share in recent years. We are seeking to increase distribution of our products through these growing distribution channels.

         We have also recently announced the distribution of a limited number of our products as standard or optional products on four Nissan vehicles. Other car audio manufacturers have undertaken sales of “factory” car audio products and have lost some sales in the car audio aftermarket because specialty dealers reduced their sales of the brand when new car dealers offered it. We have undertaken very limited factory sales and will take other measures to avoid a reduction in our aftermarket sales, but cannot be sure that our strategy will succeed.

         These changes in distribution channels and strategies create significant risks that:

•	We may alienate our specialty dealer base. Some specialty dealers may react to our new strategies by reducing their purchases or even replacing our products with competing product lines. Reduced specialty dealer loyalty could reduce our market share because specialty dealers continue to hold a large share of the market and contribute substantially to our brand image among our core consumers; and

•	Our brand image may erode. Selling in less-specialized distribution channels or through car dealers may erode our brand image, which could decrease our product prices and profit margins.

         Our inability to manage our new distribution channels in a way that mitigates these risks may reduce our sales and profitability.

Any decrease in demand for our amplifiers or speakers could significantly decrease our sales.

         A significant portion of our future revenue depends upon sales of our amplifier and speaker products. These two product lines collectively accounted for approximately 82% of our sales in 1998, 79% in 1999 and 80% in 2000. If sales of either of these two product lines decline our results of operations would be adversely affected.

The loss of Best Buy as a customer or significant reductions in its purchases of our products would reduce our sales.

         Best Buy is a significant customer, accounting for 16.7% of our sales for 2000. We anticipate that Best Buy will continue to account for a significant portion of our sales for the foreseeable future, but Best Buy is not obligated to any long-term purchases of our products. It has considerable discretion to reduce, change or terminate its purchases of our products. We cannot be certain that we will retain Best Buy as a customer or maintain a relationship as favorable as currently exists.

We may lose market share if we are unable to compete successfully against our current and future competitors.

         Competition could result in reduced margins on our products and loss of market share. Our markets are very competitive, highly fragmented, rapidly changing and characterized by price competition and, in the car audio market, rapid product obsolescence. Our principal car audio competitors include Alpine, Clarion, Fujitsu Eclipse, JL Audio, Kenwood, Kicker, MTX, Orion, Phoenix Gold, Pioneer, Precision Power and Sony. We also compete indirectly with automobile manufacturers, who may improve the quality of original equipment sound systems, reducing demand for our aftermarket car audio products, or change the designs of their cars to make installation of our products more difficult or expensive.

         Some of our competitors have greater financial, technical and other resources than we do and may seek to lower prices on competing products. To remain competitive, we believe we must regularly introduce new products, add performance features to existing products and limit increases in prices or even reduce them.

If we do not continue to develop, introduce and achieve market acceptance of new and enhanced products, our sales may decrease.

         In order to increase sales in current markets and gain footholds in new markets, we must maintain and improve existing products, while successfully developing and introducing new products. Our new and enhanced products must respond to technological developments and changing consumer preferences.

         We may experience difficulties that delay or prevent the development, introduction or market acceptance of new or enhanced products. Furthermore, despite extensive testing, we may be unable to detect and correct defects in our products before we ship them to our customers. This may result in loss of sales or delays in market acceptance.

         Even after we introduce them, our new or enhanced products may not satisfy consumer preferences and product failures may cause consumers to reject our products. As a result, these products may not achieve market acceptance. In addition, our competitors’ new products and product enhancements may cause consumers to defer or forego purchases of our products.

Seasonality of car audio sales causes our quarterly sales to fluctuate and may affect the trading price of our stock.

         Our sales are generally greater during the second and third quarters of each calendar year and lower during the first and fourth quarters, with our lowest sales typically occurring during the fourth quarter. As a result, after the announcement of our results of operations for the first and fourth quarters, our stock price may be lower than at other times of the year. We experience this seasonality because consumers tend to buy car audio products during the spring and summer when students are on semester breaks and generally more favorable weather facilitates installation of our products.

Our quarterly financial results may fluctuate significantly, making financial forecasting difficult and making our stock price volatile.

         Our quarterly results of operations are difficult to predict and may fluctuate significantly from quarter to quarter. In some quarters, our operating results may fall below the expectations of public market analysts and investors. Our quarterly operating results are difficult to forecast for many reasons, some of which are outside of our control, including:

•	The level of product, price and dealer competition;

•	Size and timing of product orders and shipments, particularly by significant customers such as Best Buy;

•	Our ability to develop new products and product enhancements that respond to changes in technology and consumer preferences while controlling costs;

•	Weather conditions, which affect our consumers’ ability to install our products;

•	Capacity and supply constraints or difficulties; and

•	Timing of our marketing programs and those of our competitors.

         As a result, you should not rely on historical results as an indication of our future performance. In addition, some of our expenses are fixed and cannot be reduced in the short term. Accordingly, if sales do not meet our expectations, our results of operations are likely to be negatively and disproportionately affected. In this event, our stock price may fall dramatically.

A decline in discretionary spending likely would reduce our sales.

         Because car audio sales are highly discretionary, a recession in the general economy or a general decline in consumer spending likely would have a material adverse effect on our sales. Consumer spending is volatile and is affected by certain economic conditions, such as:

•	General business conditions;

•	Employment levels, especially among our core consumers (who tend to be less experienced workers and are particularly subject to layoff if employment levels decline);

•	Consumer confidence in future economic conditions; and

•	Interest and tax rates.

If we fail to execute our growth strategy successfully, our financial condition could be seriously harmed.

         Our growth has placed, and our anticipated future growth will continue to place, a significant strain on our resources and capacity. To manage our growth, we must:

•	Retain and hire skilled, competent employees;

•	Continue to improve coordination among our technical, product development, manufacturing, sales and financial departments; and

•	Maintain our financial, operational and managerial systems and controls.

         We cannot be certain that we will achieve our objectives through internal growth, acquisitions or other means. Acquisitions carry significant risks, since negotiations of potential acquisitions and their subsequent integration could divert management’s time and resources from our core business. Potential acquisitions could require us to issue dilutive equity securities, incur debt or contingent liabilities, amortize goodwill and other intangible expenses or incur other acquisition-related costs. Further, we may be unable to integrate successfully any acquisition and we may not obtain the intended benefits of that acquisition.

We may have difficulty integrating Audio Innovations and MB Quart, two recent acquisitions. If we have difficulty, these acquisitions could reduce our income and distract us from our core business.

         We recently acquired two smaller audio businesses, Audio Innovations (in July 2001) and MB Quart (in September 2001). We paid approximately $10 million in cash for these two businesses. We have invested additional funds since the acquisitions to provide working capital. We may not successfully integrate and operate these businesses and they may take management attention away from our core business as we attempt to integrate them. If we are not successful in integrating these businesses, our failure could reduce our income and impair our management of our core business.

If we fail to manage our inventory effectively, we could incur additional costs or lose sales.

         Our dealers have many brands to choose from when they decide to order products. If we cannot deliver products quickly and reliably, they will order from a competitor. We must stock enough inventory to fill orders promptly, which increases our financing requirements and the risk of inventory obsolescence. Because competition has forced us to shorten our product life cycles and more rapidly introduce new and enhanced products, there is a significant risk that our inventory could become obsolete.

Our international operations could be harmed by factors including political instability, currency exchange rates and changes in regulations that govern international transactions.

         The risks inherent in international trade may reduce our international sales and harm our business and the businesses of our distributors and suppliers. These risks include:

•	Changes in tariff regulations;

•	Political instability, war, terrorism and other political risks;

•	Foreign currency exchange rate fluctuations;

•	Establishing and maintaining relationships with local distributors and dealers;

•	Lengthy shipping times and accounts receivable payment cycles;

•	Import and export licensing requirements;

•	Compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and regulatory requirements.

•	Greater difficulty in safeguarding intellectual property than in the U.S.; and

•	Difficulty in staffing and managing geographically dispersed operations.

         These and other risks may increase the relative price of our products compared to those manufactured in other countries, reducing the demand for our products. Beginning in the last six months of 1997 and continuing into 1999, countries in Asia and Latin America experienced unstable local economies and significant devaluations of local currencies. Even though we saw slight recoveries in 2000, these or similar instabilities could have a material adverse effect on our business, financial condition and results of operations. Our sales in Asia and Latin America, collectively, constituted 8.0% of our sales for 2000, an increase from 5.9% of our sales for 1999.

Loss of an international distributor may disrupt our sales.

         International customers accounted for 16.1% of our sales in 2000. For sales in most countries we rely on distributors, each of whom is responsible for one or more countries, to purchase and resell our products in their territories. When we have disputes with a distributor, or change our relationship with a distributor, we may disrupt the market for our products in that country and lose sales. If we change a relationship with a distributor, we may repurchase that distributor’s inventory, which would reduce our sales.

We may incur additional costs as we change to a one-step distribution system in international markets.

         We have continued to implement a strategy of moving to a one-step distribution system in larger international markets by converting selected distributors into independent sales representatives. This change allows us to sell directly to retailers in the converted countries, removing one or more steps from the distribution chain and allowing us to reduce prices to consumers.

         When we extend this one-step strategy into a new country, we incur higher operating expenses than under our current distribution system because we take direct responsibility for costs such as sales commissions, warranty costs, bad debt and customer service expenses. We also have higher working capital requirements and risks than under our current distributor system because we, rather than our distributors, have to carry inventory and accounts receivable. If we fail to manage the change well, the increased costs can be greater than our savings and we can lose money because of the change.

Currency fluctuations may reduce the profitability of our foreign sales.

         We currently make sales to Canadian, European and Japanese dealers in their respective currencies. Before 1999, except for sales in Japan, all our international sales were denominated solely in U.S. dollars and, accordingly, we were not directly exposed to fluctuations in foreign currently exchange rates.

         An increasing portion of our international sales likely will be denominated in currencies other than U.S. dollars, increasing our exposure to gains and losses on foreign currency transactions. One of our recent acquisitions, MB Quart, is based in Germany and has a substantial portion of its sales in Europe, further increasing our exposure to foreign currency risks.

         We currently do not trade in derivatives or other financial instruments to reduce currency risks; however we attempt to create “natural” hedges when possible by matching our assets and liabilities in a given currency. We may be unable to execute this strategy and it may not protect us in the event of substantial currency fluctuations. We may in the future try to limit our foreign currency exposure by engaging in more aggressive hedging strategies, but we have not yet undertaken these strategies.

If our supply of components is interrupted, we may be unable to deliver our products to our customers.

         Our manufacturing processes are dependent on “just-in-time” suppliers who are globally sourced. The just-in-time process does not provide a backlog of components and materials to satisfy short lead-time orders, to compensate for potential halts in supply or to replace components that do not conform to our quality standards. We also do not have any long-term price commitments from our suppliers and any cost increases may reduce our margins or require us to raise our prices to protect our margins. We cannot be certain that we could locate, within reasonable time frames, alternative sources of components and materials at similar prices and quality levels of our current suppliers. This failure could result in increased costs, delays to our manufacturing process, an inability to fill purchase orders on a timely basis and a decrease in product availability at the retail level. This could cause us to lose sales and damage our customer relationships.

         Starting in 1999, Hyundai Electronics, a large Korean company, began supplying us with all the source units we resell under the Rockford Fosgate brand name. If Hyundai refuses or is unable to supply source units that meet our quality standards and specified quantities, we would require a substantial amount of time to identify and begin receiving source units with acceptable features and quality from another supplier. During the interim, we would not have any supply of source units and our sales of source units would be significantly reduced.

         We relied on Avnet, Inc. for approximately 14.5% of our inventory purchases during 2000. If Avnet refuses or is unable to continue to supply us, we would require substantial time to identify an alternative supplier and could face a shortage of electronic components and parts.

We may be unable to retain and attract key employees, which could impair our business.

         We operate in highly competitive employment markets and cannot guarantee our continued success in retaining and attracting the employees we need to develop, manufacture and market our products and manage our operations. Our business strategy and operations depend, to a large extent, on our senior management team, particularly Gary Suttle, our President and Chief Executive Officer. We have key-person life insurance on Mr. Suttle and five other executive officers. Other than Mr. Suttle, we do not have employment contracts with any of our key employees. The terms of Mr. Suttle’s employment contract are limited and if Mr. Suttle or other key members of our management team are unable or unwilling to continue in their present positions, our ability to develop, introduce and sell our products could be negatively impacted.

If we are unable to enforce or defend our ownership and use of our intellectual property, our business may decline.

         Our future success will depend, in substantial part, on our intellectual property. We seek to protect our intellectual property rights, but our actions may not adequately protect the rights covered by our patents, patent applications, trademarks and other proprietary rights, and prosecution of our claims could be time consuming and costly. In addition, the intellectual property laws of some foreign countries do not protect our proprietary rights as do the laws of the U.S. Despite our efforts to protect our proprietary information, third parties may obtain, disclose or use our proprietary information without our authorization, which could adversely affect our business.

         From time to time, third parties have alleged that we infringe their proprietary rights. These claims or similar future claims could subject us to significant liability for damages, result in the invalidation of our proprietary rights, limit our ability to use infringing intellectual property or force us to license third-party technology rather than dispute the merits of any infringement claim. Even if we prevail, any associated litigation could be time consuming and expensive and could result in the diversion of our time and resources.

Our executive officers and directors retain control of us, which may limit the liquidity and market price of our common stock.

         Mr. Suttle, our officers and directors, and various shareholders affiliated with or related to two of our directors, Nicholas G. Bartol and Timothy C. Bartol, collectively held over 51% of our outstanding shares at September 30, 2001. These shareholders, if they act together, are able to control the outcome of matters submitted for shareholder action, including the election of our board of directors and the approval of significant corporate transactions. Consequently, these shareholders effectively control our management and affairs, which may limit the liquidity of our shares, discourage acquisition bids for Rockford and limit the price some investors might be willing to pay for our shares.

Many of our unregistered shares are available for resale without significant restrictions. Their sale or potential sale may reduce our stock price.

         We operated as a privately held company for a relatively long period and have issued a large number of shares of our common stock to individuals who are not affiliated with us. We have a large number of shares of common stock outstanding and available for resale. The market price of our common stock could decline as a result of sales of a large number of shares in the market or the perception that those sales could occur.

Our anti-takeover provisions could affect the value of our stock.

         Our articles of incorporation and bylaws and Arizona law contain provisions that could discourage potential acquirers. For example, our board of directors may issue additional shares of common stock to an investor that supports the incumbent directors in order to make a takeover more difficult. This could deprive our shareholders of opportunities to sell our stock at above-market prices typical in many acquisitions.

FORWARD LOOKING STATEMENTS

         We make forward-looking statements in this prospectus and in our periodic reports filed with the SEC. Our forward-looking statements include, without limitation, statements about the future of our industry, product development, business strategy (including the possibility of future acquisitions), continued acceptance and growth of our products, dependence on significant customers and suppliers, and the adequacy of our available cash resources. You may identify these statements by our use of forward-looking terminology such as “may,” “will,” “believe,” “expect,” “anticipate,” “estimate,” “continue” or other similar words.

         Forward-looking statements are subject to many risks and uncertainties. We caution you not to place undue reliance on our forward-looking statements, which speak only as at the date on which they are made. Our actual results will almost certainly differ materially from those described in our forward-looking statements. We disclaim any obligation or undertaking to update or revise our forward-looking statements to reflect changes in our expectations or changes in events, conditions, or circumstances on which our expectations are based.

         Our forward-looking statements discuss future expectations. They may contain projections of results of operations or of financial condition or state other forward-looking information. When considering our forward-looking statements, you should keep in mind the risk factors and other cautionary statements identified in this prospectus and in our periodic reports filed with the SEC. The risk factors noted throughout this prospectus, and other risk factors that we have not anticipated or discussed, could cause our actual results to differ significantly from those anticipated in our forward-looking statements.

USE OF PROCEEDS

         We will not receive any proceeds from the selling shareholders’ sale of shares under this prospectus. The selling shareholders will retain all of the proceeds after deduction of their selling expenses.

DETERMINATION OF OFFERING PRICE

         The selling shareholders may sell some or all of the shares under this prospectus either at prevailing market prices or at privately negotiated prices. We will not participate in the negotiation of any sale and do not know the factors the selling shareholders or their buyers will consider in connection with any proposed sale under this prospectus.

SELLING SHAREHOLDERS

         The shares are offered under this prospectus by two shareholders:

•	W. Gary Suttle, our President and Chief Executive Officer; and

•	Grisanti, Galef, and Goldress, or GGG, a consulting firm that provided Mr. Suttle’s services to us from 1992 until we employed Mr. Suttle directly on January 1, 1999.

         Suttle Shares. Mr. Suttle is offering under this prospectus shares that he will acquire from Monument Investors Limited Partnership, a family partnership controlled by our director, Mr. T. Bartol. Mr. Suttle has an option to purchase 795,500 shares from Monument. The option was originally granted to Mr. Suttle as of August 1, 1992, as consideration for his agreement to serve as our Director, Chief Executive Officer and President. On August 1, 1995, the option agreement was amended to extend the term of the option to August 1, 2002 and to increase the exercise price of the options during the extended period. Our public offering on April 20, 2000, triggered an earlier expiration of the option, with the expiration reset to April 20, 2002, two years after that offering. The exercise price of the options increased over time based on the following schedule:

$0.37 per share	On or before August 1, 1995

$0.41 per share	After August 1, 1995 and on or before August 1, 1999

$0.70 per share	After August 1, 1999 and on or before August 1, 2002

         Mr. Suttle may exercise the option to purchase the shares from Monument at any time prior to April 20, 2002. Mr. Suttle intends to exercise the option prior to, or simultaneous with, the sale of shares under this prospectus.

         Under federal tax law, the option is treated as a non-qualified stock option from us to Mr. Suttle. As a result, at the time of exercise Mr. Suttle will be deemed to receive income in the amount of:

•	the fair market value of the shares on the date of exercise, reduced by

•	the exercise price.

Mr. Suttle intends to sell shares simultaneously with his exercise of the option. He plans to sell at least the number of shares necessary to raise net proceeds that will allow him to pay the purchase price of his shares plus the taxes resulting from the exercise of his options. He may sell additional shares in order to allow him to diversify his personal portfolio. We are registering only 395,000, or just less than one-half, of the 795,500 shares subject to the option. This is the maximum number of shares Mr. Suttle intends to sell at this time.

         GGG Shares. GGG is offering under this prospectus up to 130,000 shares of our common stock that GGG may acquire from us. We granted GGG an option to acquire the shares pursuant to a consulting agreement with us effective August 1, 1992. Under the consulting agreement, we agreed to pay GGG consulting fees and bonuses for services rendered and, in addition, we granted GGG an option to purchase up to 215,000 shares of our common stock at an exercise price of $5.35 per share. In October 1994, we agreed to reduce the exercise price of the option to $1.51 per share.

         We renewed our agreement with GGG effective as of August 1, 1995, extending the term for five more years. At that time, we agreed to extend the 215,000 share stock option so that it now expires on August 1, 2002. Effective January 1, 1999, the consulting agreement was amended to discharge our remaining obligation to pay consulting fees or bonuses to GGG, in exchange for a grant to Mr. Jerry E. Goldress of options to purchase 21,500 shares of our common stock under our 1997 Stock Option Plan. However, the original grant of 215,000 stock option shares to GGG remains in effect.

         GGG may exercise the option to purchase the shares pursuant to the consulting agreement at any time prior to August 1, 2002, and prior to or simultaneous with the sale of shares pursuant to this prospectus. We are registering only 130,000, or just over 60%, of the 215,000 shares subject to GGG's option. This is the maximum number of shares GGG intends to sell at this time.

         Selling Shareholder Ownership. The following table sets forth the names of the selling shareholders and the number of shares owned, directly and beneficially, by such shareholders before and after the offering of shares, assuming all shares offered are sold:

			Percentage of			Percentage of
		Number of Shares	Shares Beneficially		Number of Shares	Shares Beneficially
		Beneficially Owned	Owned Before the	Number of Shares	Beneficially Owned	Owned After the
Name	Position	Before the Offering	Offering	Offered	After the Offering	Offering

W. Gary Suttle	President, Chief Executive Officer and Director	928,800	11.0	395,000	533,800	6.2

			Percentage of			Percentage of
		Number of Shares	Shares Beneficially		Number of Shares	Shares Beneficially
		Beneficially Owned	Owned Before the	Number of Shares	Beneficially Owned	Owned After the
Name	Position	Before the Offering	Offering	Offered	After the Offering	Offering

Grisanti, Galef & Goldress, Inc. and Jerry E. Goldress	*	257,590	3.1	130,000	127,590	1.5

*	Jerry E. Goldress, the principal shareholder in Grisanti, Galef & Goldress, Inc., serves on our board of directors.

PLAN OF DISTRIBUTION

         We are registering the shares on behalf of the selling shareholders. We will pay all costs, expenses and fees related to the registration, including all registration and filing fees, printing expenses, attorney fees and blue sky fees, if any, except that each selling shareholder will pay that portion of the registration fees attributable to the shares registered on the shareholder’s behalf. The selling shareholders will pay any underwriting discounts and selling commissions in connection with the sale of their shares.

         The selling shareholders may sell the shares covered by this prospectus from time to time in one or more transactions:

•	on the Nasdaq stock exchange;

•	in alternative trading markets; or

•	otherwise

at prices and terms then prevailing, at prices related to the then current market price, or in negotiated transactions. The selling shareholders will determine the prices at which they will sell their shares in these transactions.

         The selling shareholders may effect the transactions by selling the shares to or through broker-dealers. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the sales. The shares may be sold by one or more of the following:

•	a block trade in which the broker-dealer attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; and

•	privately negotiated transactions.

         Broker-dealers or agents may receive commissions, discounts or concessions from the selling shareholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation to a particular broker-dealer may be in excess of customary commissions and will be in amounts negotiated with the selling shareholders in connection with the sale.

         Broker-dealers or agents, any other participating broker-dealers and the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act.

         The selling shareholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations, including Regulation M. These provisions may limit the timing of purchases and sales of shares of our common stock by the selling shareholders.

         The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

         We will make copies of this prospectus available to the selling shareholders and have informed them of the requirement for delivery of copies of this prospectus to purchasers at or before the time of any sale of the shares.

LEGAL MATTERS

         The validity of the shares is being passed upon by Steptoe & Johnson LLP, Phoenix, Arizona.

EXPERTS

         The consolidated financial statements of Rockford Corporation included in Rockford Corporation's Annual Report (Form 10-K) for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED IN THIS PROSPECTUS

         This prospectus is part of a registration statement filed with the Securities and Exchange Commission (“SEC”). The SEC allows us to “incorporate by reference” into this prospectus the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents are hereby incorporated by reference into, and are part of, this prospectus:

(a)	our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed March 13, 2001;

(b)	our quarterly reports on Form 10-Q:

•	for the period ending March 31, 2001, filed on May 15, 2001; and

•	for the period ending June 30, 2001, filed on August 14, 2001;

(c)	all documents that we file pursuant to Sections 13(a), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering under this prospectus; and

(d)	our Registration Statement on Form 8-A filed on June 29, 1999, pursuant to Section 12 of the Securities Exchange Act of 1934.

         Upon written or oral request of any person to whom a prospectus is delivered, including any beneficial owner, we will provide a copy of any or all of the information that we have incorporated by reference in this prospectus but that is not delivered with this prospectus. We will provide this information at no cost to the requester.

         If you would like to request this information, please make your request to Victoria Springgay, Investor Relations Coordinator, 600 South Rockford Drive, Tempe, Arizona 85281, telephone 480-517-3042.

HOW TO OBTAIN ADDITIONAL INFORMATION

         We have filed a registration statement with the SEC relating to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information about our securities or about us please refer to the documents listed above as incorporated in this prospectus by reference. We have filed all of them with the SEC.

         You may read and copy our prospectus, our annual, quarterly and special reports (including future reports, when filed) and any other materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at www.sec.gov where you may view our SEC filings.

Rockford Corporation

525,000 Shares Of Common Stock

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance.

         We will pay all expenses relating to the registration of the Common Stock hereunder, except that each selling shareholder will pay that portion of the SEC registration fee attributable to the shares registered on the shareholder’s behalf. Such expenses are estimated as follows:

SEC Registration Fee	$861
Legal fees and expenses	$15,000

Accounting fees and expenses	$10,000

Miscellaneous	$5,000

Total	$30,861

Item 15. Indemnification of Directors and Officers.

         Our articles of incorporation limit, to the maximum extent permitted by Arizona law, the liability of our directors for monetary damages arising from a breach of their duties as directors. The limitation of liability does not affect the availability of equitable remedies, such as injunctive relief or rescission.

         Our articles of incorporation further require us to indemnify our directors and officers, to the maximum extent permitted by Arizona law, against liability arising against them for acts or omissions within the scope of their authority as directors or officers. Indemnification is prohibited if our board of directors finds that the person’s action or omission was willful, grossly negligent, or with fraudulent or criminal intent, or for liabilities under the Securities Act of 1933. Under Arizona law, we may indemnify a director or officer against liability incurred on account of service to us, if the director or officer:

•	conducted himself or herself in good faith;

•	reasonably believed that his or her conduct (a) if in an official capacity, was in our best interests, or (b) if in any other capacity, was not opposed to our best interests;

•	in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful; and

•	did not improperly receive personal benefit.

         We have also entered into indemnification agreements with each of our directors. These agreements generally obligate us to indemnify them for liability incurred by them as a result of their services as directors, unless (a) their liability arises as a result of their fraud, deliberate dishonesty or willful misconduct or (b) Arizona law prohibits indemnification. We currently maintain liability insurance for our directors.

Item 16. Exhibits.

4.1	Specimen Common Stock Certificate+

4.2	Reference is made to the Articles of Incorporation, as amended, and the Restated Bylaws, as amended++

5	Opinion of Steptoe & Johnson LLP

23.1	Consent of Ernst & Young LLP, Independent Auditors

23.2	Consent of Steptoe & Johnson LLP (included as part of Exhibit 5)

24	Power of Attorney (included on signature page)

+	Previously filed with our registration statement on Form S-1, which the SEC declared effective on April 19, 2000 and/or amendments

++	Previously filed with (a) our registration statement on Form S-1, which the SEC declared effective on April 19, 2000 and/or amendments or (b) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed on August 11, 2000.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tempe, State of Arizona, on November 7, 2001.

ROCKFORD CORPORATION

By:	/s/ W. Gary Suttle
W. Gary Suttle President and Chief Executive Officer

POWER OF ATTORNEY

         Each person whose signature appears below hereby constitutes and appoints W. Gary Suttle and James M. Thomson, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him in his name, place and stead, in any and all capacities, to sign any post-effective amendments to this Registration Statement, and any and all documents in connection therewith, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, and grants to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, and hereby ratifies, approves and confirms all that each of such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities and on the dates indicated.

Name	Title	Date

/s/ W. Gary Suttle W. Gary Suttle	President, Chief Executive Officer, Treasurer and Director (Principal Executive Officer)	November 6, 2001

/s/ James M. Thomson James M. Thomson	Vice President of Finance and Chief Financial Officer, Secretary (Principal Financial Officer)	November 6, 2001

/s/ D. Lynn Thrower D. Lynn Thrower	Corporate Controller (Principal Accounting Officer)	November 6, 2001

/s/ Jerry E. Goldress Jerry E. Goldress	Director	November 6, 2001

/s/ Timothy C. Bartol Timothy C. Bartol	Director	November 5, 2001

Name	Title	Date

Nicholas G. Bartol	Director	, 2001

/s/ Ralph B. Godfrey Ralph B. Godfrey	Director	November 5, 2001

/s/ John P. Lloyd John P. Lloyd	Director	November 6, 2001

EXHIBIT INDEX

Exhibit Number	Description of Document

4.1	Specimen Common Stock Certificate+

4.2	Reference is made to the Articles of Incorporation, as amended, and the Restated Bylaws, as amended++

5	Opinion of Steptoe & Johnson LLP

23.1	Consent of Ernst & Young LLP, Independent Auditors

23.2	Consent of Steptoe & Johnson LLP (included as part of Exhibit 5)

24	Power of Attorney (included on signature page)

+	Previously filed with our registration statement on Form S-1, which the SEC declared effective on April 19, 2000 and/or amendments

++	Previously filed with (a) our registration statement on Form S-1, which the SEC declared effective on April 19, 2000 and/or amendments or (b) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed on August 11, 2000.